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                                                     OMB Number: 3235-0145
                         UNITED STATES               Expires: August 31, 1999
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                    Washington, D.C. 20549           hours per form.......14.90
               ------------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           FIRST PRIORITY GROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.15 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  335 914 20 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mr. Anthony Kirincic
                              Kirlin Holding Corp.
                              6901 Jericho Turnpike, Suite 220
                              Syosset, New York 11791
                              Telephone: (516 ) 393-2500
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                 August 6, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                  ---------------------------------
CUSIP No.  597 413 10 3                           Page 2 of 9 Pages
----------------------------                  ---------------------------------

-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Kirlin Holding Corp.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) |_|
                                                                       (b) |X|

-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)
                                                                            |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  800,000 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   346,065 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                    800,000 Shares
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  346,065 Shares
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,146,065 Shares
--------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                          |X|
          See Item 5
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                  ---------------------------------
CUSIP No.  597 413 10 3                           Page 3 of 9 Pages
----------------------------                  ---------------------------------
-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Anthony J. Kirincic
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) |_|
                                                                        (b) |X|


-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)
                                                                           |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  352,500 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     352,500 Shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                   0 Shares
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          352,500 Shares
-------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
                                                                        |X|
                   See Item 5
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.1%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                  --------------------------------
CUSIP No.  597 413 10 3                         Page 4 of 9 Pages
-----------------------------                  --------------------------------

-------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          David Lindner
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) |_|
                                                                        (b) |X|

-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   PF -- See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)
                                                                          |_|

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                   382,500 Shares
        NUMBER OF          ----------------------------------------------------
         SHARES            8      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   0 Shares
          EACH             ----------------------------------------------------
        REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                     382,500 Shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0 Shares
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          382,500 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                           |x|
     See Item 5
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.4%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                                                              Page 5 of 9 Pages
Item 1.          Security and Issuer

                  The class of equity securities to which this statement relates is the common stock, $0.15 par value, ("Common Stock") of First Priority Group, Inc. ("Issuer"), a New York corporation, whose principal executive offices are located at 51 Bethpage Road, Plainview, New York 11803. The percentage of beneficial ownership in this statement is based upon 8,331,800 shares of Common Stock outstanding as of August 4, 1999, which number was obtained from Issuer's Annual Report on Form 10-QSB as filed with the Securities and Exchange Commission ("Commission") on August 13, 1999.

Item 2.           Identity and Background

                  (a) This statement is filed on behalf of (i) Kirlin Holding Corp. ("Kirlin Holding"), (ii) Anthony Kirincic and (iii) David Lindner.

                  (b) The principal office of Kirlin Holding is 6901 Jericho Turnpike, Syosset, New York 11791. The business address of each of Messrs. Kirincic and Lindner is 6901 Jericho Turnpike, Syosset, New York 11791.

                  (c) Kirlin Holding is a holding company engaged in securities brokerage and trading and investment and merchant banking primarily through Kirlin Securities, Inc. ("Kirlin Securities"), its principal operating subsidiary. Anthony Kirincic is the President, Chief Financial Officer and a director of Kirlin Holding and Chief Financial Officer and a director of Kirlin Securities. David Lindner is the Chairman and Chief Executive Officer of both Kirlin Holding and Kirlin Securities. The only other executive officers and directors of Kirlin Holding are Edward J. Casey and Harold Paul, each of whom is a director of Kirlin Holding. Mr. Casey is a practicing attorney with McClintock Weston Benshoof Rochefort Rubalcava & MacCuish, 444 South Flower Street, Los Angeles, California 90071. Mr. Paul is a practicing attorney with Paul & Rosen LLP, 420 Lexington Avenue, New York, New York 10170.

                  (d) During the last five years, none of the Reporting Persons or directors identified in Item 2(c) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons or directors identified in Item 2(c) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it or him enjoining it or him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 6 of 9 Pages

                  (f) Kirlin Holding is a Delaware corporation. Each of Messrs. Kirincic, Lindner, Casey and Paul are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration

                  No change.

Item 4.           Purpose of Transactions

                  No change.

Item 5.           Interest in Securities of the Issuer

                  (a) Kirlin Holding beneficially owns 1,146,065 shares of Common Stock (or 13.2% of the Issuer's outstanding Common Stock). Such amount includes a 1995 Offering Warrant to purchase 40,000 shares and an Investment Banking Warrant to purchase 300,000 shares of Common Stock held by Kirlin Securities. In addition, such amount includes 6,065 shares owned by Kirlin Securities as of August 18, 1999 and held in its trading account (which amount may fluctuate on a day-to-day basis).

                  Mr. Kirincic beneficially owns 352,500 shares of Common Stock (or 4.1% of the Issuer's outstanding Common Stock). Such amounts also includes a 1995 Offering Warrant to purchase 30,000 shares of Common Stock, an Investment Banking Warrant to purchase 195,000 shares of Common Stock and a warrant to purchase 63,750 shares of Common Stock purchased in the Issuer's private offering in December 1997 ("December 1997 Warrant").

                  Mr. Lindner beneficially owns 382,500 shares of Common Stock (or 4.4% of the Issuer's outstanding Common Stock). Such shares include a 1995 Offering Warrant to purchase 30,000 shares of Common Stock, an Investment Banking Warrant to purchase 195,000 shares of Common Stock and a December 1997 Warrant to purchase 63,750 shares of Common Stock.

                  Neither Mr. Casey or Mr. Paul beneficially own any Common Stock of Issuer.

                  (b) Kirlin Holding has the sole power to vote and dispose of 800,000 shares of Common Stock and, by virtue of it being the sole stockholder of Kirlin Securities, the shared power to vote and dispose of the 346,065 shares of Common Stock underlying the warrants and the shares held in the trading account owned by Kirlin Securities described in (a) above, for which Kirlin Securities nominally has voting and dispositive power.

                  Mr. Kirincic and his spouse have the sole power to vote and dispose of the shares owned by them.

                  Mr. Lindner has the sole power to vote and dispose of the shares owned by him.

                                                              Page 7 of 9 Pages

                  Anthony Kirincic is the President and a Director of Kirlin Holding and he beneficially owns 23.6% of the outstanding Common Stock of Kirlin Holding. David Lindner is the Chairman and Chief Executive Officer of Kirlin Holding and he beneficially owns 23.6% of the outstanding Common Stock of Kirlin Holding. Accordingly, although individually neither of Messrs. Kirincic or Lindner control Kirlin Holding, if they were to act together, they could control Kirlin Holding. If they act together to exercise control over Kirlin Holding they could be deemed to share voting and dispositive power over the shares owned directly by Kirlin Holding and Kirlin Securities, or an aggregate of 1,146,065 additional shares each. Accordingly, Mr. Kirincic would then be deemed to own 1,498,565 shares of Common Stock (16.7% of the Issuer's outstanding Common Stock) and Mr. Lindner would be deemed to beneficially own 1,528,565 shares of Common Stock (17.1% of the Issuer's outstanding Common Stock). Both Messrs. Kirincic and Lindner disclaim beneficial ownership of the shares beneficially owned by Kirlin Holding or Kirlin Securities.

                  (c) Kirlin Securities owned 6,065 shares in its trading account as of August 18, 1999. Kirlin Securities, as a broker-dealer, engages in regular day-to-day trading relating to the maintenance of a secondary market for the Issuer's Common Stock. In connection with such regular trading activity, from the period commencing June 19, 1999 through August 18, 1999, Kirlin Securities purchased 611,660 shares of Common Stock of the Issuer at an average cost of $1.40 per share and sold 640,971 shares of Common Stock for an average price of $1.16 per share. Accordingly, at the end of such 60-day period, Kirlin Securities was a net seller of 29,311 shares.

                  Mr. Kirincic sold 37,500 shares of Common Stock in the market on August 6, 1999 at a price of $1.50 per share. Mr. Kirincic's spouse sold 136,500 shares of Common Stock in the market on August 6, 1999 at a price of $1.50 per share, and sold 85,000 shares in the market on August 17, 1999 at a price of $1.3125 per share.

                  Mr. Lindner sold 80,000 shares of Common Stock in the market on August 6, 1999 at a price of $1.50 per share, and sold 20,000 shares in the market on August 18, 1999 at a price of $1.3125 per share.

                  Except for these transactions, none of the Reporting Persons has engaged in any transactions of the Issuer's Common Stock during the 60 days ending on August 18, 1999.

                  (d)      Not applicable.

                  (e) On August 17, 1999, Mr. Kirincic ceased to beneficially own more than 5% of the outstanding Common Stock of Issuer. On August 6, 1999, Mr. Lindner ceased to beneficially own more than 5% of the outstanding Common Stock of Issuer.

                                                              Page 9 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  No change.

Item 7.           Material to be Filed as Exhibits

               1.   Joint Filing Agreement*

               2. Form of Investment Banking Warrant (incorporated by reference from Exhibit 10.2 of the Issuer's Quarterly Report on Form 10-QSB for the period ended September 30, 1995).

               3. Form of 1995 Offering Warrant (incorporated by reference from Exhibit 10.3 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1995).

               4. Form of December 1997 Warrant (incorporated by reference from Exhibit 10.18 of the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 1997).

_________________________

*    Previously filed.

                                                             Page 9 of 9 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 23, 1999



                                      KIRLIN HOLDING CORP.


                                      By: /s/ Anthony J. Kirincic
                                          ------------------------------
                                          Name:   Anthony J. Kirincic
                                          Title:  President

                                          /s/ Anthony J. Kirincic
                                          -------------------------------
                                          Anthony J. Kirincic

                                          /s/ David O. Lindner
                                          -------------------------------
                                          David O. Lindner